UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

BBVA resolves to pay a cash dividend of euro 0.08 per share.

In line with the usual dividend payout schedule, BBVA’s Board of Directors has resolved today the distribution in cash, as gross interim dividend against 2014 results, of euro 0.08 for each of all current issued shares.

Gross dividend: euro 0.08 per share

Net dividend: euro 0.0632 (withholding tax rate of 21%)

Ex-dividend date: Thursday, July 10th, 2014

The dividend will be paid out as of next July 10th, 2014, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR provides to such entities.

Madrid, June 25 th, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 26, 2014	By: /s/ Eric Schotkamp
Name: Eric Schotkamp
Title: Authorized representative